Unaudited

From		01-Apr-21	31-Jul-21	01-Oct-21	01-Jan-22	01-Apr-22	01-Jul-22
To		30-Jun-21	30-Sep-21	31-Dec-21	31-Mar-22	30-Jun-22	30-Sep-22
Cash inflow							
Amount received from customers	US$	15,082,794	7,761,087	8,830,503	11,242,036	16,103,666	32,549,182
Other cash amount received	"	84,519	-	-	2,928,548	163	(2,038,635)
Income of current quarter cleared in next quarter	"	(1,089,987)	-	-	-	-	-
Income of previous quarter cleared in current quarter	"	-	1,089,987	-	-	-	-
Total cash inflow for each period	"	**14,077,326**	**8,851,073**	**8,830,503**	**14,170,584**	**16,103,830**	**30,510,547**
Cash outflow							
Direct operational cash costs	US$	(2,569,946)	(2,008,246)	(1,413,699)	(1,018,879)	(2,703,245)	(4,484,359)
General and administrative expenses	"	(812,963)	(1,589,471)	(1,586,804)	(1,795,288)	(6,488,176)	(3,950,138)
Land lease costs	"	(842,333)	(882,520)	(916,552)	(635,683)	(382,594)	(1,087,716)
Capital expenditure	"	(5,329,383)	(8,654,982)	(3,701,389)	(2,806,959)	(1,990,688)	(7,359,103)
Bond principal repayment	"	-	(7,000,000)	-	(7,000,000)	-	(7,000,000)
Bond interest	"	-	(8,500,000)	-	(8,202,500)	-	(7,905,000)
Other cash outflow	"	(1,649,971)	(844,038)	(828,998)	(227,537)	(952,279)	(463,349)
Expense of current quarter cleared in next quarter	"	-	-	294,173	200,550	2,304	-
Expense of previous quarter cleared in current quarter	"	-	-	-	(294,173)	(200,550)	(2,304)
Total cash outflow for each period	"	**(11,204,596)**	**(29,479,258)**	**(8,153,268)**	**(21,780,469)**	**(12,715,229)**	**(32,251,969)**
Net change in cash	US$	**2,872,730**	**(20,628,184)**	**677,236**	**(7,609,885)**	**3,388,600**	**(1,741,422)**
Beginning cash	US$	33,250,241	36,122,972	15,494,788	16,172,023	8,562,138	11,950,739
Ending cash	"	**36,122,972**	**15,494,788**	**16,172,023**	**8,562,138**	**11,950,739**	**10,209,316**
Corporate cash balance	"	*19,852,972*	*6,994,620*	*1,746,070*	*61,965*	*628,565*	*1,695,261*
Cash in liquidity account (Restricted)	"	*8,500,000*	*8,500,000*	*8,500,000*	*8,500,000*	*8,500,000*	*8,500,000*
Cash in debt service retention account	"	*7,770,000*	*167*	*5,925,953*	*173*	*2,822,173*	*14,056*
Gross beginning bond amount	US$	200,000,000	200,000,000	193,000,000	193,000,000	186,000,000	186,000,000
Gross ending bond amount	"	200,000,000	193,000,000	193,000,000	186,000,000	186,000,000	179,000,000

	US$
Annualised run rate revenue *	96,217,283.58
Annualised run rate EBITDA **	74,707,677.18
Land rental cost that is expensed for 9M'21	888,364
Land rental cost that is expensed for 9M'22	1,852,532
Annualised run rate land rental cost***	2,454,917

*Annualised Run - Rate revenue is derived from Q3 2022 revenue multiplied by four.

** Annualised Run - Rate EBITDA is derived from Q3 2022 EBITDA multiplied by four .

*** Annualised Run - Rate land rental cost is derived from Q3 2022 land rental cost multiplied by four.